Exhibit(a)(5)(d)

FOR IMMEDIATE RELEASE

GTCR GRIDLOCK HOLDINGS, INC. SUCCESSFULLY COMPLETES TENDER OFFER FOR

GLOBAL TRAFFIC NETWORK, INC.

CHICAGO – September 26, 2011 – GTCR Gridlock Holdings, Inc. today announced the successful completion of the tender offer for all outstanding shares of common stock of Global Traffic Network, Inc. (NASDAQ: GNET) (“Global”) at a price of $14.00 per share, net to the seller in cash, without interest and less any applicable withholding tax. The tender offer expired at 5:00 P.M., New York City time, on Friday, September 23, 2011.

The depositary for the tender offer has advised that, as of the expiration of the tender offer, approximately 14,123,677 shares were validly tendered and not withdrawn in the tender offer (which includes commitments to tender approximately 1,154,269 shares under the guaranteed delivery procedures described in the tender offer), representing approximately 70 percent of Global’s issued and outstanding shares on a fully diluted basis. All conditions to the offer have been satisfied. All shares that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the tender offer.

As a result of the purchase of shares in the tender offer and upon the purchase of shares from Global pursuant to the exercise of the top-up option granted to GTCR Gridlock Acquisition Sub, Inc., we will have sufficient voting power under Nevada corporate law to complete the acquisition of Global through a merger without a separate vote or meeting of shareholders of Global. We expect to complete the merger on September 28, 2011. Following the merger, Global will be a wholly-owned subsidiary of GTCR Gridlock Holdings. Under the merger agreement, all remaining publicly held shares will be converted into the right to receive the same $14.00 per share in cash, without interest and less any applicable withholding tax, that was paid in the tender offer.